UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

commission file number 001-41701

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Newton Golf Company, Inc.
Full Name of Registrant

Sacks Parente Golf, Inc
Former Name if Applicable.

551 Calle San Pablo
Address of Principal Executive Office (Street and Number)

Camarillo CA 93012
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Newton Golf Company, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense. The Company requires additional time to account for the financial liability relating to the issuance of the Company’s Series A and Series B Warrants issued on December 13,2024. The Company expects that the Annual Report will be filed no later than the fifteenth calendar day after the prescribed filing date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ryan Stearns	(425)	442-9499
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Pursuant to ASC 815, the Company has classified the Series A and Series B Warrants issued as part of the public offering which closed on December 13, 2024 as liabilities on its balance sheet. The classification of the Warrants, including whether the Warrants should be recorded as liabilities or as equity, is evaluated at the end of each reporting period with changes in the fair value reported in other income (expense) in the consolidated statement of operations and comprehensive loss. As of December 31,2024, the Company’s estimate of the fair market value of` the Warrant liability as of the date of this Form is $13,200,000. Upon closing of the public offering, the fair value of the Warrant liability, up to the amount of funds received of approximately $7,326,000, will be recorded as additional paid in capital, and the excess estimated to be $5,900,000 will be recorded as a financing cost in the statement of operations.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Newton Golf Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2025,	By:	/s/ GREG CAMPBELL
Greg Campbell
Chief Executive Officer

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